EXHIBIT 4.14

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

UGI Corporation (“our,” “UGI” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, without par value.

DESCRIPTION OF COMMON STOCK

The following is a description of the terms of our common stock based on the Company’s second amended and restated articles of incorporation (the “Articles”), the Company’s bylaws (the “Bylaws”) and relevant provisions of the laws of the Commonwealth of Pennsylvania. This summary is not complete, and is qualified in its entirety by reference to the Articles, Bylaws and the laws of the Commonwealth of Pennsylvania.

Authorized Capital Stock

The Company is authorized to issue 450,000000 shares of common stock, without par value, 1,000 shares of restructuring stock, without par value (“restructuring stock”), 5,000,000 shares of series preference stock, without par value (“preference stock”) and 5,000,000 shares of series preferred, without par value (“preferred stock”, and the restructuring stock, the preference stock, and the preferred stock, collectively the “senior stock”). There are no shares of restructuring stock, preference stock, or preferred stock issued and outstanding. The outstanding shares of the Company’s common stock are fully paid and nonassessable.

Common Stock

Voting Rights

Pursuant to Pennsylvania law and the Articles, each holder of a UGI common stock is entitled to one vote for each share of common stock held of record on all matters on which shareholders are entitled to vote. No holder of UGI common stock is entitled to cumulative voting with regard to the election of the directors.

Dividend Rights

The holders of the Company's common stock are entitled to receive dividends as and when declared by the UGI board of directors (the “board”) out of legally available funds, subject to any preferential dividend rights of holders of outstanding shares of senior stock. Pennsylvania law generally prohibits the payment of dividends and the repurchase of capital stock if the Company is insolvent or if the Company would become insolvent after the dividend or repurchase.

Liquidation and Other Rights

In the event of the liquidation, dissolution or winding up, either voluntarily or involuntarily, of the Company, subject to the rights and preferences of the holders of any outstanding shares of senior stock, holders of common stock will be entitled to share pro rata in all of the Company's remaining assets available for distribution.

Miscellaneous

The holders of the Company's common stock do not have preemptive rights or conversion rights, and there are no redemption or sinking fund provisions applicable to the Company's common stock. Holders of fully paid shares of the Company's common stock are not subject to any liability for further calls or assessments.

Ability to Issue Preference Stock and Preferred Stock

The board may in its discretion, without shareholder approval, at any time or from time to time, issue or cause to be issued all or any part of the authorized and unissued shares of preference stock or preferred stock. The following description of the authorized preference stock and preferred stock is provided to explain the impact any such issuance may have on the rights of the common stock. The description is not a complete description of the preference stock and preferred stock, and is qualified in its entirety by reference to the Articles and Bylaws.

Except as otherwise provided in a board resolution, all preference stock of all series will be identical to each other. With respect to the preference stock of all series which rank equally as to payment of dividends and distributions on liquidation, if such amounts are not paid in full, all preference stock of such series will participate ratably in the payment of dividends and in any distribution of assets other than by way of dividends, in accordance with the sums which would be payable on such distribution if all sums payable to holders of such series of preference stock were discharged in full.
Pursuant to the Articles, 1,000,000 shares of preference stock have been designated as “First Series Preference Stock.”

Preference Stock

The Articles provide that that following general terms of the preference stock apply to the First Series Preference Stock and, if included in a resolution of the board or any committee thereof establishing any other series of preference stock, to any other preference stock issued by UGI.
Dividends

Dividends on the preference stock will be cumulative and only after dividends on all outstanding preference stock for all past quarterly periods has been paid and full dividends for the current dividend period declared and a sum sufficient for the payment set apart (and any sinking fund obligations are not in arrears) may any dividends be paid to the holders of the common stock and other shares ranking junior to the preference stock with respect to the payment of dividends.

Liquidation

On any liquidation, before any payment or distribution is made to the holders of any common stock or shares of any other class which, with respect to distributions on liquidation, rank junior to the preference stock, the holders of the preference stock, subject to any preference of the preferred stock, will be entitled to be paid the stated amount fixed by the board in respect of each outstanding series of preference stock plus in each case an amount equal to all accumulated and unpaid dividends to the date of the liquidation payment, whether or not such dividends have been earned or declared. After the liquidation payment has been made in full to the holders of preference stock, they will be entitled to no further payment or distribution.

Voting Rights

Holders of the preference stock generally have no voting rights. However, in the event that dividends on any of the preference stock are in arrears for an amount equal to six full quarterly dividends, the holders of the preference stock for which dividends are in arrears, subject to the terms of the preferred stock, will be entitled to vote non-cumulatively at all elections of directors of UGI, and to receive notice of all shareholders meetings to be held for such purpose. At such meetings the holders of such preference stock, voting separately as a class, will be entitled to elect two members of the board of UGI; and all other directors of UGI will be elected by the other shareholders of UGI entitled to vote in the election of directors. The voting rights of the holders of such preference stock will continue until all accumulated and unpaid dividends have been paid.

Without the consent of the holders of at least a majority of the preference stock at the time outstanding, the Company will not merge into or consolidate with any other corporation or corporations, become a party to a share exchange or division, or sell, lease or otherwise dispose of all or substantially all of its assets, unless such merger, consolidation, share exchange, division, sale, lease or other disposition has been ordered, permitted or approved by the Securities and Exchange Commission under the provisions of the Public Utility Holding Company Act of 1935 as now in effect or as hereafter amended or by any successor commission.

First Series Preference Stock

Ranking

The First Series Preference Stock will rank junior to all other series of senior stock as to the payment of dividends and the distribution of assets, unless the terms of any such series provides otherwise.
Dividends

The quarterly dividend rate on the shares of First Series Preference Stock will be the greater of (x) $50.00 or (y) subject to the provision for adjustment for events such as stock splits, stock dividends and recapitalizations with respect to the common stock set forth in the Articles, 200 times the aggregate per share amount of all cash and non-cash dividends or other distributions other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock (by reclassification or otherwise).
Voting Rights

Subject to the provision for adjustment for events such as stock splits, stock dividends and recapitalizations with respect to the common stock set forth in the Articles, each share of First Series Preference Stock will entitle the holder to 200 votes on all matters submitted to a vote of the shareholders of the Corporation.
Except as otherwise provided in in the Articles or by law, the holders of shares of First Series Preference Stock and the holders of shares of common stock will vote together as one class on all matters submitted to a vote of shareholders of UGI.
Liquidation

In the event of any voluntary liquidation, dissolution or winding up of UGI and subject to the distributions to be made with respect to preferred or preference stock senior to the First Series Preference Stock, no distribution will be made to the holders of shares of stock ranking junior (either as to dividends or liquidation) to the First Series Preference Stock unless, prior thereto, the holders of shares of First Series Preference Stock have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment. Following the payment of the full amount of this liquidation preference, no additional distributions will be made to the holders of shares of First Series Preference Stock unless, prior thereto, the holders of common stock have received certain payments as described in the Articles.
Consolidation Merger

If UGI enters into any consolidation, merger, combination, share exchange, division or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of First Series Preference Stock will at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment for events such as stock splits, stock dividends and recapitalizations with respect to the common stock set forth in the Articles) equal to 200 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

Other Preferred Stock and Preference Stock

The board is authorized, at any time or from time to time, to divide any or all of such other shares of preference stock or any shares of preferred stock into one or more other series or classes, to fix and determine the number of shares and the designation of such series or class, and to fix and determine the voting rights, designations, preferences, limitations and special rights of any such class or series, to the fullest extent permitted by the laws of the Commonwealth of Pennsylvania.

The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preference stock or preferred stock so issued.

Restructuring Stock

Shares of Restructuring Stock may be issued or transferred only to a corporation of which substantially all of the common or residual securities are owned, directly or indirectly, by UGI. The description below is not complete and is qualified in its entirety by reference to the Articles.
Voting Rights
At all meetings of the shareholders of UGI, the holders of restructuring stock will be entitled to one vote for each share of restructuring stock held by them. Except as otherwise provided in the Articles or by law, holders of restructuring stock and common stock, and any other series of the senior stock having voting rights as a single class with the common stock, will vote together as a single class.
Dividends
Whenever full dividends or other distributions on all series of preferred stock and preference stock at the time outstanding having preferential dividend or other distribution rights have been paid or declared and set apart for payment, then dividends or other distributions, as may be determined by the board of directors may be declared and paid on the restructuring stock, out of legally available funds.
Liquidation
In the event of any liquidation, dissolution or winding up of UGI, after paying or providing for the payment to the holders of shares of all series of preferred stock and preference stock of the full distributive amounts to which they are entitled, the holders of restructuring stock will be entitled to receive, as a liquidating distribution and in lieu of any other share in the net assets of UGI, all equity securities owned by the Corporation other than any “voting security” of any “public utility company” or “holding company,” as those terms are then defined in the Public Utility Holding Company Act of 1935 or any successor statute.
Exchange Rights

Upon written notice to the Corporation, accompanied by a certificate or certificates representing all of the then outstanding shares of restructuring stock, holders of restructuring stock will be entitled to exchange such shares for all equity securities then owned by the Corporation other than any “voting security” of any “public utility company” or “holding company,” as those terms are then defined in the Public Utility Holding Company Act of 1935 or any successor statute,

Anti-Takeover Effect of the Company's Governing Documents and Pennsylvania Business Corporation Law

The Articles and the Bylaws contain a number of provisions relating to corporate governance and to the rights of the Company shareholders. Certain of these provisions may have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of the Company. In addition, certain provisions of Pennsylvania law may have a similar effect.

Anti-Takeover Law Provisions under the Pennsylvania Business Corporation Law

The Company is subject to provisions of Chapter 25 of the Pennsylvania Business Corporation Law (the “PBCL”), which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against the Company. These include:

•
certain transactions with interested shareholders (such as mergers or sales of assets between UGI and a shareholder) where the interested shareholder is a party to the transaction or is treated differently from other shareholders generally require approval by a majority of the disinterested shareholders (Section 2538),

•
shareholders have a right to “put” their shares to a 20% shareholder at a “fair value” as determined in an appraisal proceeding for a reasonable period after the 20% stake is acquired (Subchapter E - Sections 2541-2547),

•	a five-year moratorium exists on certain business combinations with a 20% or more shareholder (Subchapter F - Sections 2551-2556),

•
existing shareholders of a corporation in certain circumstances are able to block the voting rights of an acquiring person who makes or proposes to make a control-share acquisition (Subchapter G - Sections 2561-2568),

•	enable UGI to recover certain payments made to shareholders who have evidenced an intent to acquire control of UGI (Subchapter H, Sections 2571-2576),

Existence of the above provisions could result in UGI being less attractive to a potential acquirer, or result in our shareholders receiving less for their shares of common stock than otherwise might be available if there is a takeover attempt.

Shareholder Action by Written Consent

The Bylaws provide that except when acting by unanimous consent to remove a director or directors, the shareholders of UGI may act only at a duly organized meeting.

Advance Notice Requirements

The UGI Bylaws allow shareholders to propose business to be brought before an annual meeting by giving prior written notice in proper form to the secretary of the company.

A nomination proposed to be at an annual meeting will be timely submitted, which generally means being submitted in writing to the secretary of UGI no later than the close of business on the 45th calendar day prior to the one-year anniversary of the date that the definitive proxy statement was filed with the SEC for the immediately preceding year’s annual meeting of shareholders or special meeting held in lieu thereof.

Nomination may be made at a meeting of shareholders called for the purpose of election of directors only upon written notice of the shareholder’s intent to make such nominations at the meeting delivered to the secretary of UGI (i) not later than the close of business on the 45th calendar day prior to the one-year anniversary of the date that the definitive proxy statement was filed with the SEC for the immediately preceding year’s annual meeting of shareholders or special meeting held in lieu thereof; or (ii) in the case of a special meeting called by shareholders, not later than the later of (y) 90 calendar days prior to the date of such meeting and (z) 10 calendar days following the date such date is first publicly disclosed.

Special Meetings of Shareholders

The Bylaws provide that special meetings of the shareholders may only be called (i) at any time and for any purpose or purposes by the chief executive officer or the board pursuant to a resolution adopted by the board, or (ii) by the secretary of UGI upon the written request of the record shareholders of the corporation who hold, in the aggregate, not less than 20% of the outstanding shares of the corporation that would be entitled to vote at the meeting.

Exercise of Director Powers Generally

Under Pennsylvania law, a corporation’s directors must act in good faith in a manner which they reasonably believe to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would exercise under the circumstances.

In considering the best interests of the corporation, Section 1715 of the PBCL provides that the directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling in making decisions concerning takeovers or any other matters. The directors may consider, to the extent they deem appropriate, among other things, (1) the effects of any proposed action upon any or all groups affected by the action, including, among others, shareholders, employees, creditors, customers and suppliers, (2) the short-term and long-term interests of the corporation, (3) the resources, intent and conduct of any person or group seeking to acquire control of the corporation and (4) all other pertinent factors. Under Pennsylvania law, the fiduciary duty of directors does not require them to take action (including under any of the anti-takeover laws) solely because of the effect that such action might have on a potential or proposed acquisition of control of the corporation, or on the consideration that might be offered or paid to shareholders in such an acquisition.

Exclusive Forum

Unless UGI consents in writing to the selection of an alternative forum, the sole and exclusive judicial forum for the following actions and proceedings will be any state court located in Montgomery County, Pennsylvania, unless no state court located within such county has jurisdiction over a particular action or proceeding, in which case the sole and exclusive judicial forum for such action or proceeding will be the federal United States District Court for the Eastern District of Pennsylvania:

•	any derivative action or proceeding brought on behalf of UGI;

•	any action or proceeding asserting a claim of breach of duty owed by any director, officer or other employee of UGI to UGI or UGI shareholders;

•
any action or proceeding asserting a claim against UGI, or any director, officer or other employee of UGI arising pursuant to, or involving any interpretation or enforcement of, any provision of the PBCL, UGI Articles of Incorporation or the Bylaws; or

•
any action or proceeding asserting a claim peculiar to the relationships between or among UGI and its officers, directors and shareholders, or otherwise governed by or involving the internal affairs doctrine.

Authorized but Unissued Shares

Subject to applicable law and stock exchange rules, the Company's authorized but unissued shares of common stock, preference stock, and preferred stock are available for future issuance without your approval. The existence of authorized but unissued shares of common stock, preference stock, and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exchange Listing

UGI Shares are listed on the NYSE under the symbol “UGI.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company's common stock is Computershare Inc.